Exhibit 2.2

ASSET PURCHASE AGREEMENT

DATED AS OF JANUARY 25, 2008

BY AND BETWEEN

MMA ACQUISITION COMPANY,

as Buyer,

and

MMA MEDIA INC.,

as Seller

SECTION 1.	DEFINED TERMS	1
1.1	Definitions	1

SECTION 2.	PURCHASE AND SALE OF ASSETS	4
2.1	Transferred Assets; Assumed Liabilities	4
2.2	Consideration	5
2.3	The Closing	5
2.4	Further Assurances	5

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF SELLER	5
3.1	Organization and Authorization	5
3.2	No Violations	5
3.3	Consents and Approvals	6
3.4	Title to Assets	6
3.5	Compliance with Laws	6
3.6	Litigation	6
3.7	Real Property	6
3.8	Environmental and Safety Matters	6
3.9	Licenses and Permits	7
3.10	Proprietary Rights	7
3.11	Employment Matters	7
3.12	Insurance	8
3.13	Tax Returns; Taxes	8
3.14	Undisclosed Liabilities	8
3.15	Financial Statements	8
3.16	Brokers	8

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF BUYER	9
4.1	Organization and Authorization	9
4.2	Consents and Approvals	9
4.3	No Violations	9
4.4	Brokers	9

SECTION 5.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	9
5.1	Survival of Representations and Warranties	9

SECTION 6.	INDEMNIFICATION	10
6.1	Indemnification by Seller	10
6.2	Indemnification by Buyer	10
6.3	Indemnification Procedures for Third Party Claims	10
6.4	Indemnification Procedure for Claims Between the Parties	12
6.5	Exclusive Remedy	12

SECTION 7.	MISCELLANEOUS	12
7.1	Notification; Publicity	12
7.2	Notices	12
7.3	Counterparts	13
7.4	Governing Law; Venue; Severability	13
7.5	Entire Agreement; Amendments	13
7.6	Assignment	13
7.7	Expenses	13
7.8	Name	13

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of January 25, 2008, by and between MMA ACQUISITION COMPANY, a Delaware corporation (“Buyer”), and MMA MEDIA INC., a Delaware corporation (“Seller”).

WHEREAS, Seller desires to sell, assign and transfer, and Buyer desires to purchase and acquire, substantially all of Seller’s assets and liabilities, all on the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1.                                          Defined Terms.

1.1           Definitions.  For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“Accounts Payable” means, as of the Closing Date, all accounts payable of the Business, including, without limitation, (i) $35,000.00 payable to Brownstein Hyatt Farber Schreck, LLP and (ii) $51,967.00 payable to A.J. Robbins, PC.

“Accounts Receivable” means, as of the Closing Date, all accounts receivable of the Business.

“Action” means any judicial or administrative action, claim, suit, investigation, hearing, demand or proceeding by or before any Governmental Authority.

“Affiliate” of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, and (ii) any 5% stockholder or member of such Person.  For purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement” means this Agreement and includes all of the Schedules annexed hereto.

“Assumed Liabilities” means all liabilities and obligations of Seller including, without limitation, the Accounts Payable.

“Business” means the business of Seller, which is providing content source and product services for the mixed martial art fighting industry.

“Business Day” means any day that is not a Saturday, Sunday or statutory holiday in the State of California.

“Closing” and “Closing Date” mean, the date of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder.

“Contract” means any contract, lease, license, instrument, purchase order, sales order or other agreement or binding commitment, whether or not in written form.

“Employee Benefit Plan” means any employee benefit plan, program, policy, practices, agreement or other arrangement providing benefits to any current or former Employee, officer or director of Seller, or any beneficiary or dependent thereof, that is sponsored or maintained by Seller or to which Seller contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, policy, practices, arrangement or agreement.

“Employees” means, collectively, the persons who are employed by Seller in the conduct of the Business.

“Encumbrance” means any lien, pledge, option, charge, easement, security interest, right-of-way or similar restriction or encumbrance.

“Environmental Laws” means all federal, state and municipal statutes, regulations, common law and similar provisions having the force or effect of law, all orders, permits, licenses or approvals with respect to environmental, including, without limitation, all such standards of conduct or bases of obligations relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, control or cleanup of any contaminant, waste, hazardous materials, substances, chemical substances or mixtures, pesticides, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means generally accepted accounting principles in effect in the United States, consistently applied throughout the specified periods.

“Governmental Authority” means any United States federal, state or local, or any foreign government, governmental authority, regulatory or administrative agency, governmental commission, court or tribunal (or any department, bureau or division thereof).

“Governmental Permit” means any franchise, consent, license, marketing right, permit, authorization, approval or other operating authority issued by any governmental or regulatory body.

“Historical Financials” means the audited balance sheets and statements of income and cash flow of Seller as of and for the two most recent full fiscal years (including the footnotes thereto) and the unaudited balance sheet dated September 30, 2007 and the statements of income and cash flow for the fiscal period ended September 30, 2007.

“Indemnification Acknowledgement” has the meaning set forth in Section 6.3(a)(ii).

“Indemnitee” has the meaning set forth in Section 6.3(a).

“Indemnitor” has the meaning set forth in Section 6.3(a).

“Knowledge” means, with respect to Seller, the actual knowledge of Michael Kurdziel, provided that Seller shall be deemed to have knowledge of all facts, circumstances or other matters that such person should have known using reasonable care and diligence under the circumstances.

“Latest Balance Sheet” means the unaudited balance sheet of Seller as of September 30, 2007 included in the Historical Financials.

“Law” shall mean any foreign, national, federal, state or local statute, law, treaty, ordinance, regulation or rule.

“Leases” means all leases, subleases, license, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which Seller holds any real or personal property.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, or proceeding (public or private), investigation, litigation, complaint or claim, whether civil, criminal or regulatory, in law or in equity, by a Governmental Authority or a third party, of which Seller has received written notice or has actual knowledge.

“Licenses and Permits” has the meaning set forth in Section 3.9.

“Losses” means any and all damages, costs, liabilities, losses, judgments, penalties, fines, deficiencies and expenses (including without limitation, interest, court costs, reasonable attorneys’ fees, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

“Material Adverse Effect” means a material adverse effect on the assets, operations, or financial condition of Seller, considered as a whole.

“Notice of Claim” has the meaning set forth in Section 6.3(a)(i).

“Ordinary Course of the Business” means a manner generally consistent with past business practices of Seller as evidenced by historical events, trends and customary approach.

“Permitted Encumbrances” means (i) liens for Taxes, fees, levies, duties or other governmental charges of any kind which are not yet due and payable, and (ii) liens for mechanics, material, laborers, suppliers or similar liens arising by operation of law for sums which are not yet due and payable.

“Person” means any individual, partnership, limited liability company, limited liability partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization or governmental entity (or any department, agency or political subdivision thereof).

“Proprietary Rights” means all patents, trademarks, service marks, copyrights, trade names (including all rights in the name “MMA Media”) and all registrations and applications and renewals for any of the foregoing and all goodwill associated therewith.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital gain, intangible, environmental (pursuant to Section 59A of the Code or otherwise), custom duties, capital stock, franchise, Employee’s income withholding, foreign withholding, social security (or its equivalent), unemployment, disability, real property, personal property, sales, use, transfer, value added, registration, alternative or add-on minimum, estimated or other tax, including any interest, penalties or additions to tax in respect of the foregoing, whether disputed or not, and any obligation to indemnify, assume or succeed to the liability of any other Person in respect of the foregoing, and the term “Tax Liability” shall mean any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due) with respect to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” means, this Agreement and any other documents reasonably necessary to consummate the transactions contemplated by this Agreement.

“Transferred Assets” means all of the assets of Seller including, without limitation, (i) the letters of intent for the proposed acquisitions of each of MMAWeekly.com, dated June 9, 2007, and Blackbelt TV, Inc., dated July 16, 2007, (ii) all shares of common stock in Blackbelt TV, Inc., (iii) all Proprietary Rights, (iv) all Contracts, (v) all Accounts Receivable and (vi) all Licenses and Permits.

Section 2.              Purchase and Sale of Assets.

2.1           Transferred Assets; Assumed Liabilities.

(a)           Subject to the terms and conditions set forth in this Agreement, on the Closing Date Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Transferred Assets, free and clear of all Encumbrances, except for the Permitted Encumbrances.

(b)           Buyer shall assume from Seller on the Closing Date the Assumed Liabilities, which Buyer shall agree to fully pay, perform and discharge.

2.2           Consideration.  The consideration for the sale and transfer of the Transferred Assets shall be the assumption by Buyer of the Assumed Liabilities.

2.3           The Closing.  Subject to the terms and conditions set forth in this Agreement, the Closing shall take place on the Closing Date at the offices of Seller at 10:00 a.m., Los Angeles time, or at such other place or at such other time as Buyer and Seller shall agree.

2.4           Further Assurances.  From time to time after the Closing, each party will timely execute and deliver to the other such instruments of sale, transfer, conveyance, assignment and delivery, and such consents, assurances, powers of attorney and other instruments as may be reasonably requested by such party or its counsel in order to vest in Buyer all right, title and interest of Seller in and to the Transferred Assets and otherwise in order to carry out the purpose and intent of this Agreement.

Section 3.              Representations and Warranties of Seller.

Seller represents and warrants to Buyer as follows:

3.1           Organization and Authorization.  Seller is a corporation duly incorporated and existing in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct the Business as and to the extent now conducted and to own, use and lease the Transferred Assets.  Seller has all requisite power and authority to enter into the Transaction Documents and to perform fully its obligations thereunder.  The execution and delivery of the Transaction Documents and the performance by Seller of its obligations thereunder have been duly and validly authorized by all necessary entity action.  This Agreement is, and when executed and delivered in accordance with this Agreement, each other Transaction Document will be, a valid and binding obligation of Seller enforceable in accordance with its terms to the extent that Seller is a party thereto (except as the enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors’ rights generally or by general principles of equity).

3.2           No Violations.  The execution and delivery of the Transaction Documents, the performance by Seller of its obligations thereunder and the consummation of the transactions contemplated thereby do not and will not conflict with or violate any provision of the certificate of incorporation, bylaws, or other organizational documents of Seller.  Except for such of the following as, individually or in the aggregate, would not have a Material Adverse Effect, the execution and delivery of the Transaction Documents, the performance by Seller of its obligations thereunder and the consummation of the transactions contemplated thereby do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any Encumbrance upon the Transferred Assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative body, Governmental Authority or other third party pursuant to, in each case, any Law, Contract, order, judgment or decree to which Seller or the Business is subject or by which any of the Transferred Assets is bound.

3.3           Consents and Approvals.  Except for the consent of the board of directors and shareholders of Seller (each of which consent has been obtained), no filings with, notices to, or consents or approvals are required to be obtained or made by Seller for the consummation of the transactions contemplated hereby.

3.4           Title to Assets.  Seller is in possession of and has good and valid title to the Transferred Assets held by it, free and clear of all Encumbrances other than the Permitted Encumbrances.

3.5           Compliance with Laws.  Seller has operated the Business in compliance with all applicable laws and regulations of Governmental Authorities, except for any non-compliance that would not have a Material Adverse Effect.  Seller possesses, and is in compliance with, all Governmental Permits necessary for the operation of the Business, except for any non-compliance that would not have a Material Adverse Effect.

3.6           Litigation.  There are no claims, actions, suits, complaints or proceedings pending, or, to Seller’s Knowledge, threatened, before any court, arbitrator or Governmental Authority relating to or affecting the Business or Seller or any of the Transferred Assets.  There are no writs, judgments, decrees, injunctions or similar orders of any Governmental Authority (whether preliminary or final) outstanding against Seller with respect to the Business.

3.7           Real Property.  Seller does not own or lease any real property.

3.8           Environmental and Safety Matters.

(a)           Except as would not have a Material Adverse Effect:

(i)            To Seller’s Knowledge, Seller is and has been at all times in compliance with applicable Environmental Laws and Seller has received no written notice, report or information regarding any liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), or any corrective, investigatory or remedial obligations, arising under applicable Environmental Laws with respect to the past or present operations or properties of the Business;

(ii)           Seller has obtained, and is and has been in compliance at all times with all terms and conditions of, all Licenses and Permits issued pursuant to Environmental Laws for the conduct of the Business and the occupation of any premises on which the Business has been conducted;

(iii)          To Seller’s Knowledge, Seller has filed, and is and has been in compliance at all times with, all disclosures, reporting, and notifications required pursuant to Environmental Laws for the conduct of the Business and the occupation of any premises on which the Business has been conducted;

(iv)          Seller has not received written notice that any of the following exists at Seller’s properties (other than de minimis amounts of cleaning supplies) in violation of applicable Environmental Laws: hazardous or toxic materials, substances, pollutants, contaminants or waste; polychlorinated biphenyl-containing materials or equipment; and

(b)           Seller has not received any written notice that there are facts, events or conditions relating to the past or present properties or operations of the Business which could reasonably be expected to (x) prevent, hinder or limit continued compliance with applicable Environmental Laws, (y) give rise to any corrective, investigatory or remedial obligations on the part of Buyer pursuant to applicable Environmental Laws, or (z) give rise to any liabilities on the part of Buyer (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to applicable Environmental Laws, including, without limitation, those liabilities relating to onsite or offsite hazardous substance releases, personal injury, property damage or natural resources damage.

3.9           Licenses and Permits.  Seller has all necessary local, state and federal licenses, permits, registrations, certificates, contracts, consents, accreditations and approvals (collectively, the “Licenses and Permits”) for Seller to operate and conduct the Business as now conducted or to occupy any premises in which the Business is operated or conducted, the absence of which would have a Material Adverse Effect on the Business.  There is no default on the part of Seller or, to Seller’s Knowledge, on the part of any other party (or with the giving of notice or lapse of time or both, would be in default), under any of the Licenses and Permits, in each case except for any default that would not have a Material Adverse Effect.  To Seller’s Knowledge, there exists no grounds for revocation, suspension or limitation of any of the Licenses or Permits.  No written notices have been received by Seller with respect to any threatened, pending, or possible revocation, termination, suspension or limitation of the Licenses and Permits.

3.10         Proprietary Rights.  All Proprietary Rights used in connection with the Business are owned by Seller free and clear of all Encumbrances, other than Permitted Encumbrances, and there are no restrictions on the direct or indirect transfer of such Proprietary Rights.  No proceedings have been instituted or are pending or, to Seller’s Knowledge, threatened, which challenge the validity of the ownership by Seller of any such Proprietary Rights.  Seller has the exclusive right to use and exploit the property embodying such Proprietary Rights, Seller has not licensed anyone to use any such Proprietary Rights and, to Seller’s Knowledge, (i) there has been no use or infringement of any of such Proprietary Rights by any other person and (ii) such Proprietary Rights do not infringe on any Proprietary Rights of any other Person.

3.11         Employment Matters.

(a)           Seller has no employment, consulting, severance, commissions or incentive agreement with any Person, nor is any such contract or agreement presently being negotiated.

(b)           Each of the following is true:  (i) Seller is in compliance with applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours and occupational safety and health, except for any non-compliance that would not have a Material Adverse Effect, Seller is not engaged in any unfair labor practice within the meaning of Section 8 of the National Labor Relations Act, and, there is no Action, grievance or other proceeding pending or, to Seller’s Knowledge, threatened, or any investigation pending or, to Seller’s Knowledge, threatened, against Seller relating to any claims thereof; and (ii) there are no charges, administrative proceedings or formal employee-related complaints pending or, to Seller’s Knowledge, threatened, or any investigation pending or, to Seller’s Knowledge, threatened, before a court or any federal, state, or local agency.

Seller is not party to any collective bargaining agreement, and, to Seller’s Knowledge, there are no threatened or contemplated attempts to organize for collective bargaining purposes any of the Employees.

(c)           Seller has no Employee Benefit Plans.

3.12         Insurance.  Seller is not in default or breach with respect to any provision contained in any insurance policy, nor has Seller failed to give any notice or to present any claim thereunder in due and timely fashion, in each case except as would not have a Material Adverse Effect.  Seller maintains all types of insurance policies that are customary and reasonable in its line of business.

3.13         Tax Returns; Taxes.  Seller has filed or will timely file all federal, state and local Tax Returns and Tax reports required by applicable law to be filed by Seller.  All such filed Tax Returns and Tax reports were true, complete and correct in all material respects.  Seller has paid all Taxes, assessments, governmental charges, penalties, interest and fines due, or claimed or asserted in writing to Seller by any taxing authority to be due, from Seller.  There is no pending Tax examination or audit of, nor any Action, suit, investigation or claim asserted or, to Seller’s Knowledge, threatened, against Seller by any federal, state or local authority; and Seller has not been granted any extension of the limitation period applicable to any Tax claims.  Except for the Permitted Encumbrances, there are no Encumbrances for Taxes upon the Business or any of the Transferred Assets.

3.14         Undisclosed Liabilities.  On the Closing Date, except for the Assumed Liabilities and as otherwise reflected or reserved against in the Latest Balance Sheet, there are no material liabilities against, relating to or affecting the Business or any of the Transferred Assets.  There are no material liabilities, contingent or otherwise, of Seller which are, in accordance with GAAP, required to be reserved against or disclosed on the Latest Balance Sheet which are not so reserved or disclosed.

3.15         Financial Statements.  The Historical Financials were prepared in accordance with GAAP, fairly present the financial position of the Business as of the dates specified and the results of operations in all material respects of Seller for the periods covered thereby.

3.16         Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

The foregoing representations and warranties are the only representations and warranties made by Seller to Buyer under the Transaction Documents and in connection with the transactions contemplated thereby, and Buyer shall not be entitled to rely on any other alleged representations or warranties of Seller or any other Person (including, without limitation, any officer, director, employee, representative or agent of Seller) of any kind, whether written or verbal and whether made prior to, simultaneous with or following the date of this Agreement.

Section 4.              Representations and Warranties of Buyer.

Buyer represents and warrants to Seller as follows:

4.1           Organization and Authorization.  Buyer is a corporation duly incorporated and existing in good standing under the laws of the State of Delaware.  Buyer has all requisite corporate power and authority to enter into the Transaction Documents and to assume and perform fully its obligations hereunder.  The execution and delivery of the Transaction Documents and the performance by Buyer of its obligations thereunder have been duly and validly authorized by all necessary corporate action.  This Agreement is, and when executed and delivered in accordance with the terms hereof, each of the other Transaction Documents will be, a valid and binding obligation of Buyer enforceable in accordance with its terms (except as the enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors’ rights generally or by general principles of equity).

4.2           Consents and Approvals.  Except for the consent of the board of directors of Buyer (which consent has been obtained), no filings with, notices to, or consents or approvals are required to be obtained or made by Buyer for the consummation of the transactions contemplated hereby.

4.3           No Violations.  The execution and delivery of the Transaction Documents and the performance by Buyer of its obligations thereunder do not and will not conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of Buyer.  Except for such of the following as, individually or in the aggregate, would not be reasonably expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby, the execution and delivery of the Transaction Documents and the performance by Buyer of its obligations thereunder do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any lien, security interest, charge or encumbrance upon its assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative body, Governmental Authority or other third party pursuant to, in each case, any Law, Contract, order, judgment or decree to which Buyer is subject.

4.4           Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 5.              Survival of Representations and Warranties.

5.1        Survival of Representations and Warranties.  Notwithstanding any right of any party (whether or not exercised) to investigate the Business or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, the parties have the right to rely fully upon the representations, warranties and agreements of the other party contained in this Agreement.  The representations, warranties and agreements of Seller and Buyer contained in this Agreement will survive the

Closing: (a) until 60 days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to matters covered by Sections 3.1 (Organization and Authorization), 3.4 (Title to Assets), 3.6 (Litigation), 3.8 (Environmental and Safety Matters), 3.13 (Tax Returns; Taxes) and 4.1 (Organization and Authorization), or (b) until such date that is one year after the Closing Date, in the case of all other representations and warranties; provided that any representation, warranty or agreement that would otherwise terminate in accordance with clause (a) or (b) above will continue to survive if a Notice of Claim or notice of indemnity under Section 6.3 or Section 6.4 (as applicable) shall have been timely given under Section 6 on or prior to such termination date, solely as to any claim or demand subject to such Claim Notice or notice of indemnity, until the related claim for indemnification has been satisfied or otherwise resolved as provided in Section 6, so long as such claim or demand is being diligently prosecuted or investigated in good faith during such period.

Section 6.              Indemnification.

6.1           Indemnification by Seller.  Seller shall indemnify and hold harmless Buyer and its directors, shareholders, officers, Employees, Affiliates and agents, at all times from and after the Closing Date, against and in respect of all Losses incurred by such Persons arising from or relating to: (a) any breach of any of the representations or warranties made by Seller in this Agreement; and (b) any breach of the agreements made by Seller in this Agreement.

6.2           Indemnification by Buyer.  Buyer shall indemnify and hold harmless Seller and its directors, shareholders, officers, Employees, Affiliates and agents, at all times from and after the Closing Date, against and in respect of Losses incurred by such Persons arising from or relating to: (a) any breach of any of the representations or warranties made by Buyer in this Agreement; (b) any breach of the agreements made by Buyer in this Agreement; (c) the operation of the Business after Closing; and (d) the Assumed Liabilities.

6.3           Indemnification Procedures for Third Party Claims.

(a)           The rights and obligations of a party claiming a right of indemnification hereunder (each, an “Indemnitee”) from a party to this Agreement (each, an “Indemnitor”) in any way relating to a third party claim shall be governed by the following provisions of this Section 6.3:

(i)            The Indemnitee shall give prompt written notice to the Indemnitor of the commencement of any claim, action suit or proceeding, based on the indemnity agreements contained in this Agreement setting forth, in reasonable detail, the nature and basis of the claim and the amount thereof, to the extent known, and any other relevant information in the possession of the Indemnitee (a “Notice of Claim”).  The Notice of Claim shall be accompanied by any relevant documents in the possession of the Indemnitee relating to the claim (such as copies of any summons, complaint or pleading which may have been served and, or any written demand or document evidencing the same).  No failure to give a Notice of Claim shall affect, limit or reduce the indemnification obligations of an Indemnitor hereunder, except to the extent such failure actually prejudices such Indemnitor’s ability successfully to defend the claim, action, suit or proceeding giving rise to the indemnification claim.

(ii)           In the event that an Indemnitee furnishes an Indemnitor with a Notice of Claim, then upon the written acknowledgment by the Indemnitor given to the Indemnitee within 30 days of receipt of the Notice of Claim, stating that the Indemnitor is undertaking and will prosecute the defense of the claim under such indemnity agreements and confirming that as between the Indemnitor and the Indemnitee, and that the claim covered by the Notice of Claim is subject to this Section 6 (an “Indemnification Acknowledgment”), then the claim covered by the Notice of Claim may be defended by the Indemnitor, at the sole cost and expense of the Indemnitor; provided, however, that the Indemnitee is authorized to file any motion, answer or other pleading that may be reasonably necessary or appropriate to protect its interests during such 45 day period.  However, in the event the Indemnitor does not furnish an Indemnification Acknowledgment to the Indemnitee or does not offer reasonable assurances to the Indemnitee as to Indemnitor’s financial capacity to satisfy any final judgment or settlement, the Indemnitee may, upon written notice to the Indemnitor, assume the defense (with legal counsel chosen by the Indemnitee) and dispose of the claim, at the sole cost and expense of the Indemnitor.  Notwithstanding receipt of an Indemnification Acknowledgment, the Indemnitee shall have the right to employ its own counsel in respect of any such claim, action, suit or proceeding, but the fees and expenses of such counsel shall be at the Indemnitee’s own cost and expense, unless (A) the employment of such counsel and the payment of such fees and expenses shall have been specifically authorized by the Indemnitor in connection with the defense of such claim, action, suit or proceeding or (B) the Indemnitee shall have reasonably concluded based upon a written opinion of counsel that there may be specific defenses available to the Indemnitee which are different from or in addition to those available to the Indemnitor, in which case the costs and expenses incurred by the Indemnitee shall be borne by the Indemnitor.

(iii)          The Indemnitee or the Indemnitor, as the case may be, who is controlling the defense of the claim, action, suit or proceeding, shall keep the other informed of such claim, action, suit or proceeding at all stages thereof, whether or not such party is represented by counsel.  The parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such claim, action, suit or proceeding.  Subject to the Indemnitor furnishing the Indemnitee with an Indemnification Acknowledgment in accordance with Section 6.3(a)(ii), the Indemnitee shall cooperate with the Indemnitor and provide such assistance as the Indemnitor may reasonably request in connection with the defense of any such claim, action, suit or proceeding, including, but not limited to, providing the Indemnitor with access to and use of all relevant corporate records and making available its officers and Employees for depositions, pre-trial discovery and as witnesses at trial, if required.  In requesting any such cooperation, the Indemnitor shall have due regard for, and attempt to not be disruptive of, the business and day to day operations of the Indemnitee and shall follow the requests of the Indemnitee regarding any documents or instruments which the Indemnitee believes should be given confidential treatment.

(b)           The Indemnitor shall not make or enter into any settlement of any claim, action, suit or proceeding which Indemnitor has undertaken to defend, without the Indemnitee’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless there is no obligation, directly or indirectly, on the part of the Indemnitee to contribute to any portion of the payment for any of the Losses, the Indemnitee receives a general and unconditional release with respect to the claim (in form, substance and scope reasonably acceptable to the Indemnitee), there is no finding or admission of any violation of law by, or effect on any other claim that may be made against the Indemnitee, the relief granted in connection therewith is not likely to have a Material Adverse Effect on the Indemnitee.

(c)           Any claim for indemnification that may be made under more than one subsection under Section 6.1 or Section 6.2 may be made under the subsection that the Indemnitee may elect in its sole discretion, notwithstanding that such claim may be made under more than one subsection.

6.4           Indemnification Procedure for Claims Between the Parties.

(a)           A claim for indemnification for any matter not relating to a third party claim under Section 6.3 may be asserted by giving reasonable notice directly by the Indemnitee to the Indemnitor.  The Indemnitee shall afford the Indemnitor access to all relevant corporate records and other information in its possession relating thereto.

(b)           If any party becomes obligated to indemnify another party with respect to any claim for indemnification hereunder and the amount of liability with respect thereto shall have been finally determined, the Indemnitor shall pay such amount to the Indemnitee in immediately available funds within 10 days following written demand by the Indemnitee.

6.5           Exclusive Remedy.  The provisions for indemnification set forth in this Section 6 are the exclusive remedies of Buyer and Seller arising out of or in connection with the Transaction Documents, and shall be in lieu of any rights under contract, tort, equity or otherwise.

Section 7.              Miscellaneous.

7.1           Notification; Publicity.  No notification or press release or other public announcement concerning this Agreement or the transactions contemplated hereby shall be made without advance approval thereof by Seller and Buyer, except as required by law or legal process.

7.2           Notices.  Any and all notices or other communications or deliveries required or permitted to be given or made pursuant to any of the provisions of this Agreement shall be deemed to have been duly given or made for all purposes if (i) hand-delivered, (ii) sent by a nationally recognized overnight courier for next business day delivery or (iii) sent by confirmed facsimile transmission as follows:

If to Buyer:

MMA Acquisition Company

9440 Little Santa Monica Boulevard, Suite 401
Beverly Hills, California 90210
Attention:  Michael Kurdziel
Facsimile No.:  310-402-5937

If to Seller:

MMA Media Inc.

9440 Little Santa Monica Boulevard, Suite 401
Beverly Hills, California 90210
Attention:  Michael Kurdziel
Facsimile No.:  310-402-5937

or at such other address as any party may specify by notice given to the other party in accordance with this Section 7.2.  The date of giving of any such notice shall be the date of hand delivery, the next Business Day after delivery to the overnight courier service, or the date sent by facsimile, as the case may be.

7.3           Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

7.4           Governing Law; Venue; Severability.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.  The venue for any litigation resulting from this Agreement or any transaction in connection therewith shall be state and federal courts sitting in Los Angeles, California.  Should any clause, section or part of this Agreement be held or declared to be void or illegal for any reason, all other clauses, sections or parts of this Agreement shall nevertheless continue in full force and effect.

7.5           Entire Agreement; Amendments.  This Agreement, together with all Schedules hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.  This Agreement may not be amended or modified except by an instrument in writing signed on behalf of all of the parties.

7.6           Assignment.  This Agreement may not be assigned by either party without the prior written consent of the other party.

7.7           Expenses.  Each of Buyer on the one hand, and Seller, on the other hand, shall bear all of their own expenses in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants.

7.8           Name.  Within 90 days following the Closing Date, Seller will change its name so as not to include the words “MMA Media” or any derivation or variation thereof.

[Remainder of This Page Intentionally Left Blank; Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on the date and year first above written.

BUYER:

MMA ACQUISITION COMPANY

By:	/s/ Michael Kurdziel
Name: Michael Kurdziel
Title: Chief Executive Officer

SELLER:

MMA MEDIA INC.

By:	/s/ Michael Kurdziel
Name: Michael Kurdziel
Title: Chief Executive Officer